EXHIBIT 3.1
CORVEL CORPORATION
CERTIFICATE OF DESIGNATION INCREASING THE NUMBER OF SHARES OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK OF CORVEL
CORPORATION
Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware
     CorVel Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), by its Chief Executive Officer, President and Chief Operating Officer, DOES HEREBY CERTIFY AS FOLLOWS:
     1. The name of the corporation is CorVel Corporation (the “Corporation”).
     2. The date of filing of the Corporation’s original Certificate of Incorporation was May 16, 1991.
     3. The date of filing of the Corporation’s Amended and Restated Certificate of Incorporation was August 7, 2007.
     4. The following resolutions were adopted by the Corporation’s Board of Directors at a meeting of the Board on October 30, 2008, pursuant to the authority vested in the Board of Directors, and that said resolutions are still in full force and effect:
     RESOLVED FURTHER, that the number of shares of Series A Junior Participating Preferred Stock set forth in the Corporation’s Amended and Restated Certificate of Incorporation filed on August 7, 2007, be increased from 200,000 to 300,000.
     5. No shares of the Corporation’s Series A Junior Participating Preferred Stock have been issued.
     6. Pursuant to these resolutions, the number of shares of Preferred Stock designated as “Series A Junior Participating Preferred Stock” is Three Hundred Thousand (300,000) shares.
     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed as of the 17th day of November, 2008.

CORVEL CORPORATION

By: Name: Title:	/s/ Daniel J. Starck Daniel J. Starck Chief Executive Officer, President and Chief Operating Officer